SCHEDULE A

Portfolios Covered by the Sub-Subadvisory Agreement, dated as of June 7, 2018 between

FIAM LLC

and

Fidelity Management & Research (Hong Kong) Limited

Portfolio	Strategic Advisers Funds Board Approval Date
Strategic Advisers Conservative U.S. Equity Fund	June 7, 2018

Strategic Advisers Fidelity Core Income Fund	June 7, 2018

Strategic Advisers Fidelity Emerging Markets Fund	September 13, 2018

Agreed and Accepted

as of September 13, 2018

FIAM LLC	Fidelity Management & Research (Hong Kong) Limited

By: /s/ Jeff Goretti	By: /s/ Sharon Lecornu
Name: Jeff Goretti	Name: Sharon Lecornu
Title: Vice President	Title: Executive Director
Date:	Date:

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